NOTICE OF CALL

REGULAR AND SPECIAL MEETINGS

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby notified to appear at the Regular and Special Meetings to be cumulatively held on April 29, 2003, at 10:00 a.m. in the corporate headquarters located at Rua Lauro Müller, 116, room 3702 in order to deliberate on the following Agenda:

(i)	Submission of Management’s Accounts, examination, discussion and voting of Financial Statements and Management’s Report referring to the corporate period ended on December 31, 2002;

(ii)

Ratify the payment approved by the Board of Directors on April 12, 2002 in the amount of fifty million reais (R$50,000,000.00) by way of interest on equity, and approve the Management’s proposal of distribution of (a) Two hundred and ninety-three million, four hundred and eighty-two thousand reais (R$293,482,000.00) by way of interest on equity; (b) Five hundred and six million, one hundred and thirty-eight thousand, one hundred and twelve reais and eighty-three cents (R$506,138,112.83), by way of dividend; both related to previous results;

(iii)	Election of the members of the Board of Directors;

(iv)	Establishment of the aggregate annual compensation of Managers in the amount of eleven million reais (R$11,000,000.00);

(v)

Ratify the Company Management’s decision to designate the company CONSULT — Consultoria Engenharia e Avaliações to perform the re-appraisal of the Iron Ore Mine called “Casa de Pedra”, of machinery, equipment, facilities, buildings and lands of the Company;

(vi)	Appreciation and approval of the Re-appraisal Report of said fixed assets prepared by CONSULT — Consultoria Engenharia e Avaliações; and

(vii)	Change of media vehicles where the Company makes its publications.

In compliance with provision in CVM Instruction Number 165 of December 11, 1991 amended by CVM Instruction Number 282 of June 26, 1998, it is hereby informed that it is required a minimum of five percent (5%) of the Company’s voting capital for the requisition of adoption of multiple vote.

The Shareholders whose shares are in custody are hereby requested to present the documents provided for in Item IV of Article 126 of Law Number 6.404/76 as well as those willing to be represented by an Attorney should observe the provision in Paragraph One of same article.

Rio de Janeiro, April 10, 2003.

Benjamin Steinbruch
Chairman of the Board of Directors